Wolf Resources Inc.
                                 564 Wedge Lane
                              Fernley, Nevada 89408
                             Telephone: 403-585-9144

June 30, 2009

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attention: Douglas Brown

Dear Sirs:

Re: Registration Statement - File #333-148648

Re: Post-Effective Amendment #3 on Form S-1 to Registration Statement on Form
    SB-2 - File #333-148648

We respond to the comments in your letter dated June 25, 2009 as follows:

General

1. Once you comply with the following comments, we will be in a position to consider a request for accelerated effectiveness of the post-effective amendment.

     Your comment is noted.

Form 10-K for the Fiscal Year Ended July 31, 2008

2. Your annual report for the fiscal year ended July 31, 2008 did not include the management's assessment of the effectiveness of your internal control over financial reporting pursuant to Item 308T(a)(3) of Regulation S-K nor the statement regarding the attestation report of your certified public accountant pursuant to Item 308T(a)(4) of Regulation S-K. Non-accelerated filers are required to provide management's report on internal control over financial reporting on an annual report for any fiscal year ending on or after December 15, 2007, but before December 15, 2009. See note to Item 308T. Please amend your annual report to include the disclosure required pursuant to Item 308T(a) of Regulation S-K.

     We have amended and re-filed our annual report for the fiscal year ended July 31, 2008 to include the disclosure required by Item 308T(a).
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3.   In addition, we note that your evaluation of the effectiveness of your disclosure controls and procedures was "as of the end of the 2007 fiscal year." Please revise to clearly state, if true, that the evaluation was completed as of the end of the period covered by the Form 10-K.

     We have revised our Form 10-K to indicate that the evaluation of the effectiveness of our disclosure controls and procedures was completed as of the end of the 2008 fiscal year.

4.   Please ensure that your certifications match the exact form set forth in
     Item 601(b)(31) of Regulation S-K. For example, we note that the word "report" has been replaced with the phrase "quarterly report" in paragraph 3 of both certifications.

     We have amended the noted certifications to comply with the exact wording contained in Item 601(b)(31).

Yours truly,


/s/ Graeme McNeill
---------------------------
Graeme McNeill
President